June 12, 2012

Mr. Michael R. Clampitt
Senior Counsel
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:	Peoples Bancorp of North Carolina, Inc.
Registration Statement on Form S-1
Filed May 15, 2012
File No. 333-181347

Dear Mr. Clampitt:

On behalf of Peoples Bancorp of North Carolina, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Company’s Registration Statement on Form S-1 filed by the Company on May 15, 2012.

The Amended Registration Statement is filed in response to the Staff’s comment letters dated May 17 and May 31, 2012. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and, where applicable, have indicated where the Amended Registration Statement has been revised in response to the comments.

Staff Comment Letter, dated May 17, 2012

Prospectus Cover Page

1.
Revise the cover page to price the preferred and the warrant as they have no market and therefore cannot be offered at the market price. In addition, revise to also price the underlying common stock. Make appropriate changes to the Underwriting section.

Response:  We have revised the cover page and the Underwriting section of the supplemental prospectus to clarify that pricing of the Preferred Shares and the Warrant will be unrelated to any market price or prices related to any market price.  In the prospectus supplement, the Company has disclosed that the public offering price of the Preferred Shares will be determined by an auction process and further disclosed the mechanics of how the public offering price will be determined by the auction process.

2.
Please revise the cover page of your prospectus to identify the underwriters. If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post-effective amendment filed prior to any distribution of the prospectus.

Response:  The Company will include the names of the underwriters in a pre- or post-effective amendment to the registration statement that is filed before the distribution of prospectuses to potential bidders in the auction. The Company also confirms that all information, other than information that may be omitted pursuant to Rule 430A, will be included in the prospectus prior to its distribution to such potential bidders.

Summary

Securities Being Offered, page 4

3.
Revise to provide full summary disclosure of the material terms of the offering with appropriately captioned subheadings that highlight such information in a reader friendly format. Refer to Rule 421(b) and (d) of Regulation C of the Securities Act (§230.421 of this chapter) for a description of plain English disclosure.

Response:  The prospectus supplement has a full summary disclosure.

4.
Revise to add a new section entitled “Redemption” and indicate therein whether the Company has the current intention to redeem the preferred in the near future or before February 15, 2014. In addition, disclose the amount of additional capital the Company will need under applicable TARP rules to be in a position to request redemption.

Response:  The following disclosure is provided in the “Summary” section of the prospectus supplement under the heading “Redemption,” with a similar disclosure in the “Description of Preferred Shares” section under the heading “Redemption and Repurchases”:

“We may redeem the Preferred Shares, at any time, in whole or in part, at our option, subject to prior approval by the appropriate federal banking agency, for a redemption price equal to 100% of the liquidation preference amount per Preferred Share plus any accrued and unpaid dividends (including dividends accrued on any unpaid dividends) to but excluding the date of redemption. We have sought regulatory approval from the Federal Reserve to submit one or more bids for a portion of the Preferred Shares in the auction. Except with respect to our desire to submit one or more bids in the auction, we have no current intention to redeem the Preferred Shares in the near future, but may seek to redeem some or all of the Preferred Shares at a future date if we deem such redemption to be in our interest. The Federal Reserve evaluates redemption requests on a case-by-case basis and considers a variety of factors, including a company’s current and prospective capital position and its ability to serve as a continued source of strength to its banking subsidiaries during stressed market conditions. There can be no assurance that the Federal Reserve will allow us to bid in the auction, and we cannot predict whether the Federal Reserve would approve any future redemption request we were to make.”

5.	Revise under a new section entitled “Voting Rights” to disclose how the nomination process will work in the event that 2 directors are to be added.

Response:  The Certificate of Designations establishing the terms of the Preferred Shares does not specify the manner in which the nomination of directors would be conducted.  Accordingly, we do not believe that such nominations would be limited and, therefore, we believe that a plurality of eligible votes would determine the election of two nominated directors, subject to applicable law.

In the “Summary” and “Description of Preferred Shares” sections of both the base prospectus and prospectus supplement, disclosure is included describing the voting rights applicable to the Preferred Shares.  To clarify how the nomination process will work, the Company has added the following disclosure to the “Description of Preferred Shares” section in the prospectus supplement:

"There is no limit on the number of nominations and a plurality of eligible voters would determine the election of the Preferred Directors. No person may be elected as a Preferred Director who would cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of the Preferred Shares and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Preferred Shares and the Voting Parity Stock."

6.	Revise to disclose whether the Company is current on the Preferred dividends or disclose the aggregate and per share deferred amounts.

Response:  The Company has added the following disclosure to the front cover, the “Summary” and the “Description of Preferred Shares” sections of the prospectus supplement:

"Since issuing the Preferred Shares, we have declared and paid all accrued dividends on the Preferred Shares to the date of this prospectus supplement."

Risk Factors

Risks Related to the Preferred Shares, page 6

7.	Please revise to add a risk factor regarding the Company’s ability to pay dividends on the Preferred and disclose the general conditions under which dividends will be allowed.

Response:  Please see the section headed “The Risk Factors Related to an Investment in the Preferred Shares”, beginning on page S-18, which has been supplemented in response to this comment.

Staff Comment Letter, dated May 31, 2012

General

1.
We note the public offering price of the Preferred Shares may be determined by an auction process. Any revised disclosure on the auction process should explain on the prospectus cover page how the bidders will have certainty as to the manner in which the offering price will be determined.

Response:  Additional narrative disclosure has been added to the front page of the Prospectus Supplement in response to this comment.

Prospectus Cover Page

2.
Once you have named your underwriter(s), please provide a brief description of the underwriting arrangements. For example, describe whether the underwriters may be required to purchase any specific number or dollar amount of securities in certain circumstances. Refer to Item 501(b)(8) of Regulation S-K.

Response:  The following narrative has been inserted on the front page of the Prospectus Supplement:

“After the auction closes, if Treasury decides to sell any of the offered Preferred Shares, then the underwriters will agree to purchase such Preferred Shares in a firm commitment underwriting and the public offering price of such Preferred Shares will equal the clearing price plus accrued dividends thereon”.

Summary

Securities Being Offered, page 4

3.	Please revise your summary to provide a comparison of your earnings to fixed charges.

Response:  This disclosure is not required because the Company is a smaller reporting company.

4.
If you intend to purchase or bid in the offering, please disclose. Please also revise your summary to disclose the current capital ratios, for the Company and the Bank, and your anticipated capital ratios assuming your bid is successful.

Response:  Consistent disclosure is provided throughout the prospectus supplement concerning the Company’s desire to bid in the offering, should it receive the necessary regulatory approval. Additional narrative and tabular disclosure has been added to the “Summary” section of the prospectus supplement on pages S-3 and S-4 to disclose the current capital ratios, for the Company and the Bank, and the anticipated capital ratios assuming the Company’s bid is successful.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any actions with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this submission, please contact me at 828-464-5620 or our legal counsel, Iain MacSween, at 336-271-3192.

Sincerely,
/s/ Tony W. Wolfe
Tony W. Wolfe
President and Chief Executive Officer

/fhs
Enclosure
cc:           Iain MacSween, Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.